JD.com, Inc.

20th Floor, Building A, No. 18 Kechuang 11 Street

Yizhuang Economic and Technological Development Zone

Daxing District, Beijing 101111

People’s Republic of China

September 14, 2023

VIA EDGAR

Ms. Jennifer Gowetski

Mr. Tyler Howes

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	JD.com, Inc. (the “Company”)

Form 20-F for the Fiscal Year Ended December 31, 2022

Filed on April 20, 2023 (File No. 001-36450)

Dear Ms. Gowetski and Mr. Howes,

This letter sets forth the Company’s responses to the comments contained in the letter dated August 31, 2023 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 filed with the Commission on April 20, 2023 (the “2022 Form 20-F”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 176

1.

We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

Paragraphs (a) and (b)(3) of Item 16I

In connection with the required submission under Item 16I(a) and the required disclosure of Item 16I(b)(3), the Company respectfully submits that it relied on the Company’s register of members and the Schedules 13D, Schedules 13G and the amendments thereto (together, the “Beneficial Ownership Reports”) filed by the Company’s major shareholders. The Company believes such reliance is reasonable and sufficient, because the major shareholders are legally obligated to report their beneficial ownership on Schedule 13D and Schedule 13G with the Commission.

Based on an examination of the Company’s register of members and the Beneficial Ownership Reports, other than Mr. Richard Qiangdong Liu and Walmart Inc., no shareholder beneficially owned 5% or more of the Company’s total issued and outstanding ordinary shares as of February 28, 2023. Based on such examinaiton:

•

Mr. Richard Qiangdong Liu is the chairman of the board of directors of the Company and beneficially owned 32,174,550 Class A ordinary shares and 368,007,423 Class B ordinary shares of the Company as of February 28, 2023 directly and indirectly through Max Smart Limited, representing 12.7% of the total issued and outstanding ordinary shares and 73.9% of the total voting power of the Company as of February 28, 2023. Max Smart Limited is a British Virgin Islands company wholly owned by Mr. Richard Qiangdong Liu through a trust; Max Smart Limited’s sole director is Mr. Liu and is not owned or controlled by a governmental entity in the Chinese mainland; and

•

Walmart Inc. (by itself and through Newheight Holdings Ltd., or Newheight, and Qomolangma Holdings Ltd., or Qomolangma) beneficially owned 289,053,746 Class A ordinary shares of the Company as of February 28, 2023, representing 9.2% of the total issued and outstanding ordinary shares and 2.8% of the total voting power of the Company as of February 28, 2023. Based on the Beneficial Ownership Reports, Newheight and Qomolangma are companies organized under the laws of the Cayman Islands. Walmart Inc. wholly owns each of Qomolangma and Newheight indirectly through a number of other wholly-owned subsidiaries. Newheight is a wholly-owned subsidiary of Qomolangma. Walmart Inc. is a Delaware corporation listed on the NYSE and is not reported to be owned or controlled by a governmental entity in the Chinese mainland.

As disclosed in the 2022 Form 20-F, Mr. Richard Qiangdong Liu (directly and indirectly through Max Smart Limited) held over a majority of the Company’s aggregate voting power as of February 28, 2023. Based on the foregoing, the Company believes that it is not owned or controlled by a governmental entity in the Chinese mainland and that the governmental entities in the Chinese mainland do not have a controlling financial interest in the Company.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

In addition, as disclosed in the 2022 Form 20-F, the Company has consolidated foreign operating entities (including subsidiaries, consolidated variable interest entities ( “VIEs”) and VIEs’ subsidiaries), and the Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIEs. With respect to the VIEs, the Company has the power to direct the activities that most significantly affect the economic performance of the VIEs and the obligation to absorb losses of the VIEs or the right to receive benefits from the VIEs that could potentially be significant to the VIEs. The ultimate shareholders of the VIEs are natural persons. In addition, the Company’s subsidiaries are either 100% wholly owned by the Company, or owned and controlled by the Company with a majority of equity interest and voting power. Therefore, the Company’s consolidated foreign operating entities are not owned or controlled by a governmental entity of the Chinese mainland, and the governmental entities in the Chinese mainland do not have a controlling financial interest in any of the Company’s consolidated foreign operating entities.

Item 16I(b)(2)

In connection with the required disclosure under Item 16I(b)(2), the Company respectfully submits that, based on the Company’s register of members as of February 28, 2023, its record shareholders included: (i) Deutsche Bank Trust Company Americas, (ii) HKSCC Nominees Limited, (iii) Max Smart Limited, (iv) Newheight, (v) Fortune Rising Holdings Limited, and (vi) certain other institutional and individual investors (the “Other Shareholders”). The Company further submits that its principal consolidated foreign operating entities are organized or incorporated in the Cayman Islands, the British Virgin Islands, Hong Kong SAR and the Chinese mainland (collectively referred to as the “Relevant Jurisdictions”).

•

Deutsche Bank Trust Company Americas is the depositary of the Company’s ADSs and acts as the attorney-in-fact for the ADS holders. It would present an undue hardship for the Company to identify and verify the background of each public market ADS holder due to the large number of such holders.

HKSCC Nominees Limited is the nominee holder for the Company’s Class A ordinary shares registered in its Hong Kong share registrar and admitted into the Central Clearing and Settlement System (CCASS) for trading in Hong Kong. Similarly, it would present an undue hardship for the Company to identify and verify the background of each public market shareholder through HKSCC Nominees Limited due to the large number of such shareholders.

The Company could only rely on the Beneficial Ownership Reports filed by the beneficial owners of 5% or more of the Company’s shares who hold shares through Deutsche Bank Trust Company Americas or HKSCC Nominees Limited. Based on such public filings, none of the holders who own 5% or more of the Company’s shares is reported to be, or owned or controlled by, a governmental entity in any of the Relevant Jurisdictions;

•

Max Smart Limited is wholly owned by Mr. Richard Qiangdong Liu through a trust, and Max Smart Limited’s sole director is Mr. Liu. As such, no governmental entities in any of the Relevant Jurisdictions own any share of Max Smart Limited;

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

•

With respect to Newheight, based on the public filings on their ownership structure of Newheight, Qomolangma and Walmart Inc., the Company believes that none of them is owned or controlled by a governmental entity of any of the Relevant Jurisdictions;

•

Fortune Rising Holdings Limited holds certain Class B ordinary shares of the Company for the purpose of transferring such shares to the plan participants according to the awards under the Company’s Share Incentive Plan, and administers the awards and acts according to the Company’s instruction. Fortune Rising Holdings Limited is a company incorporated in the British Virgin Islands. Mr. Richard Qiangdong Liu is the sole shareholder and the sole director of Fortune Rising Holdings Limited. No governmental entities in any of the Relevant Jurisdictions own any share of Fortune Rising Holdings Limited; and

•

The Other Shareholders were involved in the Company’s pre-IPO shares issuances. Based on the examination of publicly available information of the Other Shareholders, such as their websites, and to the extent applicable, the Company’s communication with the Other Shareholders, none of them is known to the Company to be, or owned or controlled by, a governmental entity in any of the Relevant Jurisdictions.

Based on the foregoing, to the Company’s knowledge, the Company believes that no governmental entities in any of the Relevant Jurisdictions own any share of the Company.

In addition, the Company respectfully submits that the jurisdictions in which the Company’s principal consolidated foreign operating entities are incorporated include the Cayman Islands, the British Virgin Islands, Hong Kong SAR and the Chinese mainland. Except for (i) the VIEs and their subsidiaries, (ii) JD Logistics, Inc., the Company’s consolidated subsidiary that is listed on the Main Board of the Stock Exchange of Hong Kong Limited (SEHK: 2618) and its subsidiaries; (iii) JD Health International Inc., the Company’s consolidated subsidiary that is listed on the Main Board of the Stock Exchange of Hong Kong Limited (SEHK: 6618) and its subsidiaries, (iv) Dada Nexus Limited, the Company’s consolidated subsidiary that is listed on Nasdaq (Nasdaq: DADA) and its subsidiaries, and (v) certain other subsidiaries, including JINGDONG Property, Inc., in which the Company holds a majority of equity interest, the Company holds 100% equity interests in all other principal consolidated foreign operating subsidiaries.

•

The Company (through its wholly-owned subsidiaries) is the ultimate primary beneficiary of the VIEs, and the ultimate shareholders of the VIEs are natural persons. Therefore, no governmental entities in any of the Relevant Jurisdictions own any share of the VIEs or their subsidiaries;

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

•

With respect to JD Logistics, Inc., a company incorporated in the Cayman Islands, the Company holds a majority of its equity interest. Similar to JD.com, Inc., as its ordinary shares are listed on the Stock Exchange of Hong Kong Limited, JD Logistics, Inc.’s record holders also include HKSCC Nominees Limited, the nominee holder for its ordinary shares registered in its share registrar and admitted into the CCASS for trading in Hong Kong, and a large number of public market shareholders. Similarly, it would present an undue hardship for the Company to identify and verify the background of each public market shareholder with beneficial ownership of 5% or less due to the large number of such shareholders. The Company could only rely on public filings, including the form of disclosure of interests filed with the Stock Exchange of Hong Kong Limited by beneficial owners of 5% or more of JD Logistics, Inc.’s shares for their shareholding information. Based on an examination of such public filings, other than (i) the Company and (ii) TCT (BVI) Limited and The Core Trust Company Limited, no shareholder beneficially owned 5% or more of JD Logistics, Inc.’s total outstanding ordinary shares as of February 28, 2023. Additionally, neither TCT (BVI) Limited nor The Core Trust Company Limited is owned or controlled by a governmental entity in the Chinese mainland or other Relevant Jurisdictions based on the review of the public filings of these entities. Based on the foregoing, the Company believes that JD Logistics, Inc. is not owned or controlled by governmental entities in the Chinese mainland or other Relevant Jurisdictions, and is not aware of any shareholding by governmental entities in the Chinese mainland or other Relevant Jurisdictions;

•

With respect to JD Health International Inc., a company incorporated in the Cayman Islands, the Company holds a majority of its equity interest. Similar to JD.com, Inc. and JD Logistics, Inc., as its ordinary shares are listed on the Stock Exchange of Hong Kong Limited, JD Health International Inc.’s record holders also include HKSCC Nominees Limited, the nominee holder for its ordinary shares registered in its share registrar and admitted into the CCASS for trading in Hong Kong, and a large number of public market shareholders. Similarly, it would present an undue hardship for the Company to identify and verify the background of each public market shareholder with beneficial ownership of 5% or less due to the large number of such shareholders. The Company could only rely on public filings, including the form of disclosure of interests filed with the Stock Exchange of Hong Kong Limited by beneficial owners of 5% or more of JD Health International Inc.’s shares for their shareholding information. Based on an examination of such public filings, other than the Company, no shareholder beneficially owned 5% or more of JD Health International Inc.’s total outstanding ordinary shares as of February 28, 2023. Based on the foregoing, the Company believes that JD Health International Inc. is not owned or controlled by governmental entities in the Chinese mainland or other Relevant Jurisdictions, and is not aware of any shareholding by governmental entities in the Chinese mainland or other Relevant Jurisdictions;

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

•

With respect to Dada Nexus Limited, a company incorporated in the Cayman Islands, the Company holds a majority of its equity interest. Based on an examination of the Beneficial Ownership Reports with respect to Dada Nexus Limited, as well as Dada Nexus Limited’s annual report on Form 20-F for the year ended December 31, 2022, other than the Company, Walmart Inc. and Azure Holdings S.a.r.l. which is wholly owned by Walmart Inc., no shareholder beneficially owned 5% or more of Dada Nexus Limited’s total issued and outstanding ordinary shares as of March 31, 2023. Additionally, neither Walmart Inc. nor Azure Holdings S.a.r.l. is reported to be owned or controlled by a governmental entity in the Chinese mainland or the Cayman Islands based on the review of the public filings of these entities. Based on the foregoing and the supplemental submission pursuant to Item 16I(a) of Form 20-F made by Dada Nexus Limited in its current report on Form 6-K furnished with the Commission on April 25, 2023, the Company believes that Dada Nexus Limited is not owned or controlled by governmental entities in the Chinese mainland or other Relevant Jurisdictions and that the governmental entities in the Chinese mainland and other Relevant Jurisdictions do not own shares of Dada Nexus Limited;

•

The Company holds approximately 75.0% of the equity interest in JINGDONG Property, Inc. (“JD Property”), a company incorporated in the Cayman Islands. Other shareholders of JD Property are institutional investors involved in its private equity financings. Among these investors, CCTAM Fund SPC, which holds approximately 0.54% of JD Property’s equity interest, is incorporated in the Cayman Islands and indirectly wholly owned and controlled by a governmental entity in the Chinese mainland. With respect to the other shareholders of JD Property, based on publicly available information such as the investors’ websites as well as the communications with the investors, none of these other investors is reported to be, or owned or controlled by, a governmental entity in any of the Relevant Jurisdictions. Given CCTAM Fund SPC’s 0.54% equity ownership, the Company believes that JD Property is not owned or controlled by governmental entities in any of the Relevant Jurisdictions; and

•

With respect to other principal subsidiaries (other than JD Property) in which the Company holds a majority of the equity interest, the other shareholders are investors who participated in the relevant rounds of private equity financings. Based on publicly available information such as these investors’ websites, as well as the KYC documents the Company has received at the time of the private equity financing, none of these investors is reported to be a governmental entity or controlled by a governmental entity in any of the Relevant Jurisdictions. As such, the Company believes that these subsidiaries are not owned or controlled by governmental entities in any of the Relevant Jurisdictions and that the governmental entities in any of the Relevant Jurisdictions do not own shares of these subsidiaries.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

Therefore, other than CCTAM Fund SPC’s 0.54% shareholding in JD Property, to the Company’s knowledge, the Company believes that no government entities in any of the Relevant Jurisdictions own any share in the Company’s principal consolidated foreign operating entities as of the date of the 2022 Form 20-F for the reasons stated above and also based on an examination of the registers of members or equivalent corporate records of these entities.

The Company respectfully submits that it did not rely upon any legal opinions or third party certifications such as affidavits as the basis of its submission.

2.

In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

Directors of JD.com, Inc.

The Company respectfully submits to the Staff that, as part of the Company’s annual compliance and reporting procedures for Form 20-F preparation and filing, the Company has required all of its directors to complete a questionnaire, which asks, among other things, a question on whether the applicable director is an official of the Chinese Communist Party. Each director of JD.com, Inc. has confirmed that he or she is not an official of the Chinese Communist Party in their respective completed questionnaires. By signing such questionnaire, each director has certified the accuracy of his or her responses to the questionnaire, which the Company believes constitutes sufficient basis and support.

Directors of the Company’s Consolidated Foreign Operating Entities

The Company further respectfully submits that the directors of the Company’s consolidated foreign operating entities are either (i) JD.com, Inc.’s directors, (ii) employees or former employees of the Company (including its consolidated foreign operating subsidiaries), or (iii) external directors.

•	For directors of JD.com, Inc., their status not being official of the Chinese Communist Party is confirmed based on the procedure and certifications described above;

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

•

For directors that are employees or former employees of the Company, the Company has maintained their employment profile, including the information about their party affiliation. Based on these information, the Company believes that none of them is an official of the Chinese Communist Party; and

•

With respect to the external directors, based on their confirmation with the Company that he or she is not an official of the Chinese Communist Party, the Company believes that none of them is an official of the Chinese Communist Party.

As illustrated above, each of the Company’s directors and directors of the consolidated foreign operating entities is required by the Company to confirm the status whether he or she is an official of the Chinese Communist Party to the Company. The Company believes it is reasonable and sufficient to rely on such information provided by the relevant personnel as the basis of its submission that none of them is an official of the Chinese Communist Party.

3.

We note that your disclosures pursuant to Items 16I(b)(2), (b)(3) and (b)(5) are provided for “[y]our company or the consolidated variable interest entities,” while your disclosure pursuant to Item 16I(b)(4) is provided for “[y]our company or [y]our operating entities, including the consolidated variable interest entities.” It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities, including your subsidiaries. Please note that Item 16I(b) requires that you provide each disclosure for yourself and your consolidated foreign operating entities. To clarify this matter, please provide the following information:

•

With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.

With respect to the required disclosure under Item 16I(b)(2), the Company respectfully submits that the jurisdictions in which the Company’s principal consolidated foreign operating entities are incorporated include the Cayman Islands, the British Virgin Islands, Hong Kong SAR and the Chinese mainland. Based on the analysis set forth in the Company’s response to Staff’s Comment #1 above, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands, the British Virgin Islands, Hong Kong SAR or the Chinese mainland own shares of the Company or any of the Company’s principal consolidated foreign operating entities (including subsidiaries, VIEs, and VIEs’ subsidiaries) except for JD Property, of which 0.54% of its equity interest is held by CCTAM Fund SPC, an entity indirectly wholly owned and controlled by a governmental entity in the Chinese mainland.

Division of Corporation Finance

Disclosure Review Program

Securities and Exchange Commission

September 14, 2023

•	With respect to (b)(3) and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

With respect to the required disclosure under Item 16I(b)(3), the Company respectfully submits that, based on the analysis set forth in the Company’s response to the Staff’s Comment #1 above, no governmental entities in the Chinese mainland have a controlling financial interest in the Company or any of the Company’s consolidated foreign operating entities.

With respect to the required disclosure under Item 16I(b)(5), the Company respectfully confirms that the currently effective memorandum and articles of association of the Company and equivalent organizational documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

4.

With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

With respect to the required disclosure under Item 16I(b)(5), the Company respectfully confirms without qualification that the currently effective memorandum and articles of association of the Company and equivalent organizational documents of the Company’s consolidated foreign operating entities do not contain any charter of the Chinese Communist Party.

*        *        *

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned at +86 10 8911-8888 or ian.shan@jd.com or the Company’s U.S. counsel, Shu Du of Skadden, Arps, Slate, Meagher & Flom LLP at +852 3740 4858 or shu.du@skadden.com.

Very truly yours,

/s/ Ian Su Shan
Ian Su Shan
Chief Financial Officer

cc:	Sandy Ran Xu, Director and Chief Executive Officer, JD.com, Inc.

Shu Du, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP